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INTERNET	Loyensloeff.com

December 22, 2017
Via EDGAR

Mr. Russell Mancuso Branch Chief Office of Electronics and Machinery United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Re:	Sensata Technologies Holding plc Registration Statement on Form S-4 Filed November 13, 2017 File No. 333-220735

Dear Sir,
We have acted as Dutch legal advisers to Sensata Technologies Holdings plc (“Sensata-UK”) and Sensata Technologies Holding N.V. in connection with the preparation of Sensata-UK’s registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017 (File No. 333-220735), as amended to date (as so amended, the “Registration Statement”) and the proposed transactions that are the subject of the Registration Statement. In that capacity we have rendered a legal opinion regarding certain aspects of the transaction which has been filed as exhibit 8.2 to the Registration Statement. In response to a comment from the Staff set forth in the Commission’s letter of December 20, 2017, this firm does hereby acknowledge to the Staff its understanding that liability under the U.S. federal securities laws relevant to the Registration Statement and the rendering of our opinion included as an exhibit thereto may not be limited and that any contrary condition, stipulation or provision binding any person acquiring any security to waive compliance with any provisions of U.S. federal securities laws relevant to the Registration Statement and the rendering of our opinion is void.
Yours faithfully,
Loyens & Loeff N.V.
/s/ Loyens & Loeff N.V.